UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004 (October 18, 2004)

Commission File Number: 1-9141

THE NEWS CORPORATION LIMITED

(Name of Registrant)

2 Holt Street, Sydney, New South Wales, 2010, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                        No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Annexed hereto are the following documents: (i) a press release of The News Corporation Limited (“News Corporation”) dated October 15, 2004 relating to a decision by the Board of Directors of News Corporation to defer the Post-Transaction Internal Restructuring as described in the Information Memorandum (which was originally filed with the Securities and Exchange Commission on Form 6-K/A on September 16, 2004); and (ii) a letter that will be mailed to News Corporation shareholders and optionholders relating to the deferral described above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE NEWS CORPORATION LIMITED

Date: October 18, 2004	By:	/s/ Arthur M. Siskind
Arthur M. Siskind Director

EXHIBIT INDEX

Exhibit

A.	Press Release of The News Corporation Limited dated October 15, 2004.

B.	Letter to Shareholders and Optionholders

EXHIBIT A

News Corporation

NEWS RELEASE

For Immediate Release	Contact: (Media) Andrew Butcher 212-852-7070 (Investors) Reed Nolte 212-852-7092

Board of Directors Delays Internal Restructuring That Was

Scheduled To Occur Immediately After Reincorporation

Delay Does Not In Any Way Affect Reincorporation Plans

NEW YORK, NY, October 15, 2004 – The Board of News Corporation announced today that the Post-Transaction Internal Restructuring (described in the Company’s recently distributed Information Memorandum), originally scheduled to occur immediately following the Company’s reincorporation into the U.S., will be delayed until clarification can be obtained as to whether that restructuring, if effected prior to December 2006, might trigger any payment obligations by News Corporation under an indemnity arrangement entered into with a third party.

The Board’s decision does not delay or otherwise affect the Company’s reincorporation plans, which will be voted on by shareholders and optionholders later this month.

The Company will seek a letter ruling from the Internal Revenue Service (IRS) as to whether the restructuring is an event that would trigger the Company’s indemnity obligation to the third party. The Company believes that the ruling, if issued, will be favorable and will be obtained in the first quarter of 2005, after which the restructuring would take place. In the event that a ruling is not obtained or is unfavorable, the Company will further delay the restructuring until after December 2006, when the indemnity lapses.

The Company believes that any such delay will not produce any material adverse consequences to the Company, its shareholders or optionholders.

The News Corporation Limited (NYSE: NWS, NWS.A; ASX: NCP, NCPDP) had total assets as of June 30, 2004 of approximately US$52 billion and total annual revenues of approximately US$20 billion. News Corporation is a diversified international media and entertainment company with operations in eight industry segments: filmed entertainment; television; cable network programming; direct broadcast satellite television; magazines and inserts; newspapers; book publishing; and other. The activities of News Corporation are conducted principally in the United States, Continental Europe, the United Kingdom, Australia, Asia and the Pacific Basin.

For more information about News Corporation, please visit www.newscorp.com.

1211 AVENUE OF THE AMERICAS • NEW YORK, NEW YORK 10036 • newscorp.com

EXHIBIT B

News Corporation

15 October 2004

Dear Shareholders and Optionholders

This letter is a further supplement to our Information Memorandum dated 15 September 2004. As noted in those materials, immediately following the implementation of News Corporation’s “re-incorporation” to the United States, News Corporation would undertake an internal restructuring of the News Group (described in the Information Memorandum as the Post-Transaction Internal Restructuring; see page 28-29 of the Information Memorandum, in particular). This Post-Transaction Internal Restructuring is separate and distinct from the re-incorporation.

In response to a query raised by a third party as to whether that restructuring would trigger payment obligations on News Corporation under an indemnity arrangement entered into with that third party, the board has decided to defer the implementation of the Post-Transaction Internal Restructuring (but not the “re-incorporation”). This decision does not delay or otherwise affect the scheme of arrangement or re-incorporation transaction upon which shareholders and optionholders will vote on Tuesday 26 October 2004.

The delay of the Post-Transaction Internal Restructuring will enable us to seek a letter ruling from the IRS as to whether or not the Post-Transaction Internal Restructuring is an event of the type covered by the company’s contractual indemnity arrangement. The company believes that the ruling, if issued, will be favourable and will be obtained in the first quarter of 2005, after which the Post-Transaction Internal Restructuring will take place. If the ruling is not obtained or is not favourable, the company will implement the Post-Transaction Internal Restructuring after 31 December 2006, when the indemnity lapses.

The board has decided to take this step in the best interests of the company so as to avoid exposing the company to even the possibility of having to make a payment under the indemnity obligation. In making that decision, the board considered whether there were costs, inefficiencies or disadvantages to be incurred as a result of the delay and concluded that the deferral will not produce any material adverse consequences to the News Group, its shareholders or optionholders. The News Group’s affairs can be managed during the period of the delay in such a way as not to create a material difference to the company or its shareholders from that which would have resulted if the Post-Transaction Internal Restructuring had occurred immediately. News Corp US (and any direct future US subsidiary of it) will not be able to file consolidated US federal income tax returns with the remainder of the US Groups. In a consolidated return, losses of one corporation in the tax group can be used to offset the income of another corporation within that group and dividends between the members of the group are eliminated. The inability for News Corp US to consolidate should only result in timing differences in the tax position of the US companies and a marginal increase in administrative workload for the Group. If the period of deferral was longer than expected, News Corp US will be able to declare and pay dividends in the ordinary course through the efficient utilisation of Group resources. While the News Corporation will remain a guarantor on US liabilities during this period, any potential exposure to taxation as a result, is manageable through the distribution of income within the Group.

In the unlikely event News Corporation is prevented from undertaking the Post-Transaction Internal Restructuring, the result would be the inability to achieve certain tax efficiencies and the incurrence of certain tax inefficiencies. The board has formed the view that the risk of the Post-Transaction Internal Restructuring not being able to occur is remote and that, while the effect of not being able to do so will be detrimental to the financial affairs of the News Group at that time, the board does not believe that that detriment will produce a material adverse consequence to the News Group, its shareholders or optionholders.

Until the Post-Transaction Internal Restructuring is completed, the structure of the News Group will be as set out on page 12 of the Information Memorandum. After the restructuring, the structure will be as set out on page G-1 of the Information Memorandum.

Grant Samuel, the Independent Expert, has considered this decision by the board and has confirmed that it does not affect its conclusion that the Proposed Transaction is in the best interest of shareholders and optionholders.

Any shareholder or optionholder who has already voted by proxy and would like to change their vote as a result of this decision, should contact the company’s share registry 1300 733 343 (toll free) – Australia only; 1800 506 7142 (toll free) – the US only; and +61 2 9240 7450 or +1 212 805 7269 – outside Australia and the US

Yours sincerely

Keith Brodie

Company Secretary

The News Corporation Limited